Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this interim report. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this interim report. See “Special Note Regarding Forward-Looking Statements.”

Overview

U-BX Technology Ltd. was incorporated on June 30, 2021 in the Cayman Islands. We conduct all of our business through U-BX Beijing, U-BX Suzhou, Jiangsu Jingmo, Jiangsu YJYC, and JZSC Technology. Since U-BX Beijing’s establishment in 2018, we focus on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers.

Our business primarily consists of providing the following three services/products: i) digital promotion services, ii) risk assessment services, and iii) value-added bundled benefits. We help our institutional clients obtain visibility on various social media platforms and generate our revenue based on consumers’ clicks, views or our clients’ promotion time through those channels. We have also developed a unique algorithm and named it the “Magic Mirror” to calculate payout risks for insurance carriers to underwrite auto insurance coverage. Utilizing our proprietary algorithmic model, we are able to generate individualized risk reports based on the vehicle brand, model, travel area, and vehicle age. In turn, we are able to generate revenue based on the number of assessment reports we provide to the insurance carriers. Lastly, to help major insurance carriers or brokers attract their customers, we sell bundled benefits, including car wash, maintenance plan or parking notification, to these carriers, which then may then pass onto their customers for either low or no cost.

In addition to servicing institutional customers, we provide up-to-date insurance-related information to individual consumers through our mini-application embedded in other social media platforms. The information is provided to educate consumers and insurance brokers about the insurance industry, thus helping us build a stronger brand image within the general public.

At present, our client base consists of more than 300 city-level property and auto insurance carriers nationwide using our products and services to conduct business on a daily basis. Some of our clients include large corporations such as the People’s Insurance Company of China, Dajia Property Insurance Co., Ltd., China Pacific Property Insurance Co., Ltd., China Life Property Insurance Co., Ltd., Yongcheng Property Insurance Co., Ltd., Huatai Insurance Brokers Co., Ltd. With the future digitization of the insurance industry, we expect to have a broader reach within the overall insurance industry, as our business focuses on providing insurance technology solutions to insurance carriers interested in applying artificial intelligence technology and online traffic promotion method in their operations. We believe the future digitization of the insurance industry will create more interest among insurance carriers in using the technology and promotion channels we offer.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by China’s overall economic conditions and structural transformations, especially the development of insurance industry and cloud-based communications industry, as well as the following industry- and company-specific factors.

Government policies may impact our business and operating results.

Our People's Republic of China (“PRC”) entities are incorporated, and their operations and assets are located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s regulation conditions in the following factors: (a) economic policies and initiatives undertaken by the PRC government; (b) changes in the Chinese or regional business or regulatory environment affecting the purchase power of consumers of our products; and (c) changes in Chinese government policy affecting our industry. Unfavorable changes could affect demand for services that we sell and for services that we provide and could materially and adversely affect the results of operations. We have not seen any impact of unfavorable government policies upon our inception. However, we will seek to make adjustments as required if and when government policies shift.

New Customer Acquisition

Our operating results and growth prospects will depend on our ability to attract new customers. We are intensely focused on growing our customer base. We will enhance our sales and marketing efforts to attract new customers to try out our products and services and accelerate their adoption of our platform.

We will strengthen the network effects of our services and promote our brand awareness, which in turn enables us to acquire new customers rapidly at low acquisition costs. Furthermore, we seek to improve the breadth and quality of our platform and products, and to enhance our brand recognition, which will allow us to capture additional market share, better optimize the pricing of our products and services, and reach customers in a broader range of verticals and use cases.

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. Our competitive position may be affected by, among other things, the scope of our services, the quality of our solutions and our ability to customize our services to meet customers’ business needs. We believe that our proprietary technologies and research and development capabilities help us to develop products tailored to our customers and we can retain and develop business with existing customers and to attract new customers. However, if we are unable to keep up with our product development or innovation, we might not be able to develop new customers or expand our business effectively. In addition, we are subject to competition from within our industry. Increased competition could materially and adversely affect our business and results of operations.

Expanding Usage by Existing Customers

We have amassed a large and diversified customer base covering a wide spectrum of verticals. We believe that there are significant growth opportunities within our existing customers. We expect to expand into additional services categories, explore cross- and up-selling opportunities and continue to invest in sales and marketing and customer success activities to achieve additional revenue growth from existing customers. We believe that these efforts will have a long-term, positive impact on our business and results of operations.

Strategic investment and acquisitions

We intend to continue to pursue strategic acquisitions and investments in selective technologies and businesses in the insurance industry that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

Results of Operations

For the six months ended December 31, 2025 and 2024

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	For the Six Months Ended December 31,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(Unaudited)		(Unaudited)
Revenues	$11,652,959	100	$17,287,465	100	$(5,634,506)	(33)
Cost of revenues	(11,622,997)	(100)	(17,079,275)	(99)	5,456,278	(32)
Gross profit	29,962	-	208,190	1	(178,228)	(86)

Operating expenses:
General and administrative expenses	(10,241,512)	(88)	(578,914)	(3)	(9,662,598)	1,669
Total operating expenses	(10,241,512)	(88)	(578,914)	(3)	(9,662,598)	1,669
Loss from operations	(10,211,550)	(88)	(370,724)	(2)	(9,840,826)	2,654

Other income (expenses):
Interest income	1,160	-	220,224	1	(219,064)	(99)
Interest expenses	(382)	-	(24,259)	-	23,877	(98)
(Loss)/ gain on deconsolidation of subsidiaries	(7,579)	-	523,746	3	(531,325)	(101)
Other (loss) income, net		-	(2,556)	-	2,556	(100)
Income/(Loss) from equity method investment	(8,924)	-	-	-	(8,924)	100
Total other income, net	(15,725)	-	717,155	4	(732,880)	(102)

Income (loss) before income taxes	(10,227,275)	(88)	346,431	2	(10,573,706)	(3,052)

Provision for income taxes	49,792	-	(570)	-	50,362	(8,835)
Net loss (Income)	$(10,177,483)	(87)	$345,861	2	$(10,523,344)	(3,043)

Revenues

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites. Revenues from both types of transactions are recognized at a point in time when the performance obligation to deliver those online marketing services is checked and accepted by customers.

Risk Assessment services

The Company provides various risk assessment services of vehicle accident prediction to insurance companies to reduce their vehicle accident compensation risks. Based on the vehicle’s information we collected, we build our customers predictive models with multi-dimensional, multi-features and the risk assessment results in visual form. Consideration received for risk assessment services reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. The service revenue is recognized at a point in time upon the service delivery and acceptance by the customers.

Value-added Bundled Benefits

The Company sells value-added bundled benefits to insurance carriers through service codes which carriers provide to their clients as part of the latter’s service package. Upon presenting the code, vehicle owners are able to use a series of vehicle maintenance services such as car washing, car maintenance, driver services, and vehicle moving notification services. Revenue is recognized at the time when the related services have been delivered based on the specific terms of the contract.

The following table sets forth the breakdown of our revenue for the six months ended December 31, 2025 and 2024, respectively:

	For the Six Months Ended December 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Digital promotion services	$11,446,522	98	$13,650,715	79	$(2,204,193)	(16)
Risk assessment services	97,375	1	3,337,798	19	(3,240,423)	(97)
Value-added bundled benefits	109,062	1	298,952	2	(189,889)	(64)
Total	$11,652,959	100	$17,287,465	100	$(5,634,505)	(33)

Total revenue for the six months ended December 31, 2025 decreased by $5.6 million, or 33%, to $11.6 million from $17.3 million for the same period in 2024, primarily due to decreases in our revenue from digital promotion services and risk assessment services.

Revenues from Digital Promotion Services.

Revenues from digital promotion services accounted for 98% and 79% of our total revenues for the six months ended December 31, 2025 and 2024, respectively. Revenues from digital promotion services decreased by $2.2 million, or 16% from $13.7 million for the six months ended December 31, 2024, to $11.4 million for the same period in 2025. The revenues decrease was primarily caused by decreased customer demand in promotion business due to the overall economic downturn, which led to a contraction in clients’ business activities and a decline in transaction volumes.

Revenues from Risk Assessment Services.

Revenues from risk assessment services accounted for 1% and 19% of our total revenues for the six months ended December 31, 2025 and 2024, respectively. Revenue for risk assessment services decreased by $3.2 million, or 97%, to $0.1 million for the six months ended December 31, 2025 from $3.3 million for the same period in 2024, which was mainly due to the contraction in client business scale causing by follows: ① macroeconomic conditions downturn; ② regulators require insurance companies to establish their own risk management systems covering the whole process; ③ technological breakthroughs represented by artificial intelligence (“AI”) provide insurance companies with a powerful and cost-controlled internal alternative; ④ and the decreased demand and budget of insurance companies for the risk assessment services.

Revenues from Value-added Bundled Benefits.

Revenues from value-added bundled benefits accounted for 1% and 2% of our total revenues for the six months ended December 31, 2025 and 2024, respectively. Revenue for value-added bundled benefits decreased by $0.2 million, or 64%, to $0.1 million for the six months ended December 31, 2025 from $0.3 million for the same period in 2024. The decline was primarily attributable to the overall economic downturn, which led to a contraction in clients’ business activities and a decline in transaction volumes.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the six months ended December 31, 2025 and 2024, respectively:

	For the Six Months Ended December 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Digital promotion services	$11,416,844	98	$13,559,624	79	$(2,142,781)	(16)
Risk assessment services	97,341	1	3,225,408	19	(3,128,065)	(97)
Value-added bundled benefits	108,812	1	$294,243	2	(185,431)	(63)
Total	$11,622,997	100	$17,079,275	100	$(5,456,277)	(32)

Cost of digital promotion services decreased by $2.1 million or 16%, to $11.4 million for the six months ended December 31, 2025 from $13.6 million for the same period in 2024, which was in tandem with the decrease in digital promotion services revenue for the six months ended December 31, 2025.

Cost of risk assessment service decreased by $3.1 million for the six months ended December 31, 2025 from $3.2 million for the same period in 2024. The decrease was in line with the decrease in risk assessment services revenues.

Cost of value-added bundled benefits decreased by $0.2 million, or 63%, to $0.1 million for the six months ended December 31, 2025 from $0.3 million for the same period in 2024. The decrease was in line with the decrease in value-added bundled benefits revenues.

Gross Profit

Total gross profit decreased by $178,228, or 86%, to $29,962 for the six months ended December 31, 2025 from $208,190 for the six months ended December 31, 2024. Gross profit margin decreased by 0.9%, to 0.3% for the six months ended December 31, 2025, from 1.2% for the same period in 2024.

Operating Expenses

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) salaries, bonuses and benefits for our personnel engaged in general corporate functions, (ii) rental and related expenses, (iii) general office expenses, (iv) recruitment and training expenses, (v) professional fees, (vi) travel, reception and related expenses, and (vii) depreciation and amortization expenses related to general corporate activities. We expect that our general and administrative expenses to decrease modestly in the near future, as we imposed cost control.

General and administrative expenses increased by $9.7 million, or 1,669%, to $10.2 million for the six months ended December 31, 2025 from $0.6 million for the six months ended December 31, 2024. The increase was primarily attributable to the company executed the 2025 Equity Incentive Plan (the “ESOP”).

(Loss)/ gain on deconsolidation of subsidiaries

Loss on deconsolidation of Jiangsu Jingmo primarily consisted of net income from the liquidation subsidiary of $7,579 for the six months ended December 31, 2025. Gain on deconsolidation of RDYJ was $523,746 for the six months ended December 31, 2024.

Other (loss) income, net

Other loss, net was nil for the six months ended December 31, 2025. Other loss, net primarily consisted of tax penalty for late payment of $2,556 for the six months ended December 31, 2024.

Provision for Income Taxes

Our provision for income taxes was $49,792 and $570 for the six months ended December 31, 2025 and 2024, respectively.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, taxable income of domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

Net loss (Income)

As a result of the foregoing, we had a net loss of $10.2 million for the six months ended December 31, 2025 compared to a net income of $345,861 for the six months ended December 31, 2024.

Cash flows

For the six months ended December 31, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(631,510)	$(1,584,933)
Net cash (used in) provided by investing activities	(326,876)	9,679,064
Net cash (used in) provided by financing activities	(392,692)	5,810,686
Effect of foreign exchange rate on cash	41,347	(40,898)
Net (decrease) increase in cash	(1,309,731)	13,863,919
Cash at the beginning of the period	11,182,783	4,834,349
Cash at the end of the period	$9,873,052	$18,698,268

Operating Activities

Net cash used in operating activities amounted to $631,890 for the six months ended December 31, 2025. It was primarily due to a) a net loss of $10,177,483, adjusted by depreciation and amortization of $106,001; b) a Share-based compensation expenses $9,678,348; c) a decrease in account receivable, net of $201,021; d) an increase in advances to vendors of $224,396; and e) a decrease in accounts payable of $128,259.

Net cash used in operating activities amounted to $1,584,933 for the six months ended December 31, 2024. It was primarily due to a) a net loss of $345,861, adjusted by depreciation and amortization of $4,936; b) a decrease in advances to vendors of $1.7 million; and c) an increase in accounts payable of $0.3 million.

Investing Activities

Net cash used in investing activities was $326,876 for the six months ended December 31, 2025 was for the payment of construction in progress.

Net cash provided by investing activities was $9,679,064 for the six months ended December 31, 2024 was for the collection of loans to third parties.

Financing Activities

Net cash used in financing activities amounted to $392,692 for the six months ended December 31, 2025, representing repayments of short-term bank loans.

Net cash provided by financing activities amounted to $5,810,686 for the six months ended December 31, 2024, representing receipt of issuance of ordinary shares from shareholders.

Contractual Obligation

As of December 31, 2025, the company had fully repaid all its bank loans; and the operating lease for the office expires on November 30, 2026, and all rent has been fully paid. Accordingly, these obligations are not expected to materially impact the Company’s liquidity or future cash flows.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Trend Information

Other than as disclosed elsewhere in this interim report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Management Estimates

Use of estimates

We prepare our unaudited interim consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgements, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates require a higher degree of judgement than others in their application and involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. We believe the following accounting policies involve critical estimates. For a detailed discussion of our significant accounting policies and related judgements, see “Notes to Unaudited interim consolidated Financial Statements—Note 2 Significant Accounting Policies” of our unaudited interim consolidated financial statements included elsewhere in this report.

Revenue recognition

The Company recognizes revenue per FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

The Company’s revenues are derived principally from digital promotion services, risk-assessment services and value-added services. Value added taxes (“VAT”) are presented as a reduction of revenues.

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites.

Pursuant to the digital promotion contracts, the performance obligation of the Company is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both of the digital market planning and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation. Revenues are recorded at a point in time when the performance obligation to deliver those digital promotion services is checked and accepted.

For the contracts that involve the third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the planning and producing the content for the promotion and (ii) having latitude in selecting third party vendors for promotions and establishment of the pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Risk-assessment services

The Company generates risk-assessment revenue from service fees of providing assessment reports to the insurance carriers. Utilizing the self-developed proprietary algorithmic model, the Company generates individualized risk reports based on the vehicle brand, model, travel area, and driver’s information.

Pursuant to the risk assessment contracts, the performance obligation of the Company is to utilize its self-developed risk assessment model and to provide risk assessment reports to customers. Consideration received reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue recognized at a point in time upon the services delivery and acceptance by the customers.

For the contracts that involve technical services provided by third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of the risk assessment reports with self-developed models and (ii) having latitude in select outsourced technical services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Value-added bundled benefits services

The Company enters into value added benefits contracts with insurance companies. Pursuant to the value-added benefit contracts, the Company provides the digital code with value added bundled benefits to customers. The bundled benefits including but not limited to auto maintenance services, auto value added services, vehicle moving notification services and other services. The Company is primarily responsible for selecting the out-sourced vendors, integrating out-sourced services and services provided in house to generate various bundled benefits digital codes and providing technical support for the codes. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

For the contracts that involve the third-party vendors, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the generation of the codes and integrating various services provided by itself and outsourced vendors with the Company’s promise to provide products and services according to the contract entered into with customers and (ii) having latitude in selecting third party vendors for some value added services and establishing pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Revenue from value-added bundled benefits is recognized at a point in time when the Company satisfies the performance obligation by transferring promised services upon acceptance by customers.

Accounts receivable, net

Accounts receivable is presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current creditworthiness, and current economic trends. Accounts are written off against the allowance after unsuccessful collection.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period including the enactment date. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended December 31, 2025 and 2024. The Company does not believe that there were any uncertain tax positions as of December 31, 2025 and June 30, 2024. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended December 31, 2025 and 2024.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of new accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent accounting pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our unaudited interim consolidated financial statements included elsewhere in this interim report.